                                                               EXHIBIT 99(a)(10)


                                 PRESS RELEASE
                               November 17, 1999

FOR IMMEDIATE RELEASE


                  Riedman Corporation Accepts Tendered Shares
                           of Penobscot Shoe Company

     Rochester, New York, November 17, 1999: Riedman Corporation announced today that 1,135,265 shares, or approximately 81.8% of the common stock of Penobscot Shoe Company (Amex: PSO) were tendered at a price of $11.75 per share, net to the seller in cash, in response to PSC Acquisition Corporation's tender offer, based on a preliminary count by Boston Equiserve, the depositary. The tender offer expired by its terms on November 16, 1999 and the shares tendered will be purchased in accordance with the terms of the offer. Payment for the tendered shares is scheduled for November 23, 1999.

     Riedman Corporation will proceed with those steps necessary to complete the merger of PSC Acquisition Corporation, its wholly owned subsidiary, with Penobscot Shoe Company. The merger is expected to be completed on or about January 17, 2000. Pursuant to the merger, any shares of Penobscot Shoe Company common stock not tendered and purchased pursuant to the tender offer will be converted into the right to receive $11.75 per share in cash.

     The Information Agent for the Tender Offer is Georgeson Shareholder Communications. Additional information and copies of the tender offer documents can be obtained from Georgeson by calling (800) 223-2064.

     Riedman Corporation is a privately held company located in Rochester, New York

     Contact:

          David L. Keane                     James R. Riedman
          Executive Vice President/          President
          Finance and Administration         Riedman Corporation
          Penobscot Shoe Company             45 East Avenue
          450 North Main Street              Rochester, NY 14604
          Old Town, ME 04468                 (716) 232-4424
          (207) 827-4431